Exhibit 99.1

Therapix Biosciences Appoints Ambassador Ron Prosor as Executive Advisor

TEL AVIV, Israel, March 19, 2019 /PRNewswire/ -- Therapix Biosciences Ltd. (“Therapix” or the “Company”) (Nasdaq: TRPX), a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments, announced today that the Company has appointed Ambassador Ron Prosor as a global growth strategy and international business development advisor. Ambassador Prosor, a seasoned Diplomat for the Israeli Ministry of Foreign Affairs and Israel’s former Permanent Representative to the United Nations, will support Therapix to develop and execute its global growth strategy and international business development.

Ambassador Prosor’s services will be provided as an independent consultant and will strengthen the management of the Company.

“We are honored to have this strategic collaboration with Ambassador Prosor to be part of Therapix,” said Ascher Shmulewitz, MD, PhD, Chairman and CEO of Therapix. “Ron is an internationally respected figure, making this partnership an integral part of our vision to position the Company as a global leader in cannabinoid platform technologies. We believe that combining our ongoing operations with Ambassador Prosor’s long-standing acquaintance with the business community world-wide might prove beneficial for achieving our goals both in the short and long terms.”

“I am excited by the opportunity to be part of the promising technology development of Therapix and to be part of achieving the Company’s goals in reaching new heights,” said Ambassador Prosor, and added “I believe that through it’s innovation and relentless pursuit of excellence, Therapix products will make a difference in the lives of many people who truly need it. The Company”s products will be a game changer and will bring a new and hopeful message to cannabis therapeutics.”

About Therapix Biosciences (Nasdaq: TRPX):

Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of Senior Executives and Scientists. Its focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid products. With this focus, the company is currently engaged in the following drug development programs based on Tetrahydrocannabinol (THC): THX-110 platform for the treatment of Tourette syndrome (TS), for the treatment of Obstructive Sleep Apnea (OSA), and the treatment of Pain; THX-150 for the treatment of infectious diseases; and THX-160 for the treatment of pain. Please visit our website for more information at www.therapixbio.com.

Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Forward-looking statements in this press release include statements regarding Ambassador Prosor’s services as an independent consultant strengthening the management of the Company, that combining the Company’s ongoing operations with Ambassador Prosor’s long-standing acquaintance with the business community world-wide might prove beneficial for achieving the Company’s goals both in the short and long terms, that the Company’s products will make a difference in the lives of many people who truly need it, and will be a game changer and will bring a new and hopeful message to cannabis therapeutics. Because such statements deal with future events and are based on Therapix’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Therapix could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Therapix’s Annual Report on Form 20-F filed with the SEC on April 30, 2018 and in subsequent filings with the SEC. Except as otherwise required by law, Therapix disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
Oz Adler, CFO
IR@therapixbio.com
Tel: +972-3-6167055
info@therapixbio.com